[Letterhead of Whole Foods Market, Inc.]

October 9, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. H. Christopher Owings

Re:          Whole Foods Market, Inc.

Form 10-K for Fiscal Year Ended September 28, 2008

Filed November 26, 2008

Proxy Statement on Schedule 14A

Filed January 26, 2009

Form 10-Q for the Fiscal Quarters Ended

January 18, 2009, April 12, 2009 and July 5, 2009

Filed February 27, 2009, May 22, 2009 and August 14, 2009

File No. 000-19797

Dear Mr. Owings:

Whole Food Market, Inc. (the “Company”) hereby acknowledges in connection with its responses to the comments of the Staff of the Division of Corporation Finance contained in your letters dated May 7, 2009, July 17, 2009 and September 21, 2009 that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Whole Foods Market, Inc.

By:	/s/ Glenda Chamberlain
Glenda Chamberlain
Executive Vice President and Chief Financial Officer

cc:           Albert Percival

Sam Ferguson

J. David Kirkland, Jr.

Felix P. Phillips